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                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                              ____________________


                                AMENDMENT NO. 3

                                       TO

                                 SCHEDULE 14D-1


              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              ____________________


                              CARNEGIE GROUP, INC.

                           (Name of Subject Company)

                            LOGICA ACQUISITION CORP.
                                  LOGICA INC.
                                   LOGICA PLC

                                   (Bidders)


                     SHARES OF COMMON STOCK, $.01 PAR VALUE

                         (Title of Class of Securities)

                                  143497 10 5

                     (CUSIP Number of Class of Securities)



                                 COREY TORRENCE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  LOGICA INC.
                               32 HARTWELL AVENUE
                              LEXINGTON, MA 02421
                                (617) 476-8600

(Name, Address, Including Zip Code, and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)


                                With a copy to:

                          JOSEPH L. JOHNSON III, P.C.
                            JAMES A. MATARESE, ESQ.
                          GOODWIN, PROCTER & HOAR LLP
                                 EXCHANGE PLACE
                                53 STATE STREET
                                BOSTON, MA 02109

                                 _____________


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                                 1 of 9 Pages
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                                 SCHEDULE 14D-1

-----------------------                                -------------------------
 CUSIP NO. 143497 10 5                                      PAGE 2 OF 9 PAGES
-----------------------                                -------------------------

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    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       LOGICA ACQUISITION CORP.

--------------------------------------------------------------------------------

    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (A) [X]
                                                                         (B) [_]

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    3  SEC USE ONLY

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    4  SOURCE OF FUNDS

       AF

--------------------------------------------------------------------------------

    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)                               [_]

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    6  CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE

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    7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       6,189,879 shares of Common Stock (including 1,800 shares subject to guaranteed delivery procedures)

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    8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
       EXCLUDES CERTAIN SHARES                                               [_]

--------------------------------------------------------------------------------

    9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

       94.3%

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   10  TYPE OF REPORTING PERSON

       CO

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                                 2 of 9 Pages
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                                SCHEDULE 14D-1

-----------------------                                -------------------------
 CUSIP NO. 143497 10 5                                      PAGE 3 OF 9 PAGES
-----------------------                                -------------------------

--------------------------------------------------------------------------------

    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       LOGICA INC.

--------------------------------------------------------------------------------

    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (A) [X]
                                                                         (B) [_]

--------------------------------------------------------------------------------

    3  SEC USE ONLY

--------------------------------------------------------------------------------

    4  SOURCE OF FUNDS

       AF

--------------------------------------------------------------------------------

    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)                               [_]

--------------------------------------------------------------------------------

    6  CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE

--------------------------------------------------------------------------------

    7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       8,189,879 shares of Common Stock (including 1,800 shares subject to guaranteed delivery procedures)

--------------------------------------------------------------------------------

    8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
       EXCLUDES CERTAIN SHARES                                               [_]

--------------------------------------------------------------------------------

    9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

       94.3%

--------------------------------------------------------------------------------

   10  TYPE OF REPORTING PERSON

       CO

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                                 3 of 9 Pages
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                                SCHEDULE 14D-1

-----------------------                                -------------------------
 CUSIP NO. 143497 10 5                                      PAGE 4 OF 9 PAGES
-----------------------                                -------------------------

--------------------------------------------------------------------------------

    1  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       LOGICA PLC

--------------------------------------------------------------------------------

    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (A) [X]
                                                                         (B) [_]

--------------------------------------------------------------------------------

    3  SEC USE ONLY

--------------------------------------------------------------------------------

    4  SOURCE OF FUNDS

       WC

--------------------------------------------------------------------------------

    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F)                               [_]

--------------------------------------------------------------------------------

    6  CITIZENSHIP OR PLACE OF ORGANIZATION

       ENGLAND

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    7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       6,189,879 shares of Common Stock (including 1,800 shares subject to guaranteed delivery procedures)
--------------------------------------------------------------------------------

    8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
       EXCLUDES CERTAIN SHARES                                               [_]

--------------------------------------------------------------------------------

    9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

       94.3%

--------------------------------------------------------------------------------

   10  TYPE OF REPORTING PERSON

       CO

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                                 4 of 9 Pages
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     This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") relating to the offer by Logica Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Logica Inc., a Delaware corporation (the "Parent") and a wholly owned subsidiary of Logica plc, a public limited company organized under the laws of England ("Logica plc"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Carnegie Group, Inc., a Delaware corporation (the "Company"), at a price of $5.00 per Share, net to the seller in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 7, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Except as otherwise indicated herein, the information set forth in the Schedule 14D-1 remains unchanged and all capitalized terms used herein shall have the respective meanings ascribed to them in the Schedule 14D-1.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Item 6 is hereby amended and supplemented to add the following:

          The Offer expired in accordance with its terms at 12:00 midnight, New York City time, on November 4, 1998. On November 5, 1998, the Depositary certified that 6,189,879 Shares had been validly tendered and not withdrawn, including 1,800 shares tendered pursuant to guaranteed delivery procedures. At such time the Purchaser accepted all tendered shares for payment in the Offer (including shares subject to guaranteed delivery procedures).

          Additionally, in accordance with the Merger Agreement, on November 5, 1998 Purchaser merged with and into the Company pursuant to Section 253 of the Delaware General Corporation Law (the "DGCL") whereby each Share not tendered and purchased in the Offer was converted into the right to receive either (i) $5.00 in cash payable to the holder thereof, or (ii) the appraised value of such Share as determined in accordance with Section 262 of the DGCL.

ITEM 11.       MATERIAL TO BE FILED AS EXHIBITS.

     Item (a) is hereby amended and supplemented to add the following:

     (a)(11)   Press Release issued by Logica plc on November 5, 1998.

     (a)(12) Notice to Common Stockholders of Carnegie Group, Inc. dated November 5, 1998.

     (a)(13)   Letter of Transmittal.


                                 5 of 9 Pages
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                                   SIGNATURES



     After due inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: November 5, 1998



                              LOGICA PLC



                              By: /s/ Mario Anid
                                 -------------------------------------
                                 Name: Mario Anid
                                 Title: Corporate Development Director


                                 6 of 9 Pages
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                                   SIGNATURES



     After due inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: November 5, 1998



                              LOGICA INC.



                              By: /s/ Corey Torrence
                                 --------------------------------------------
                                 Name: Corey Torrence
                                 Title: President and Chief Executive Officer


                                 7 of 9 Pages
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                                   SIGNATURES



     After due inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: November 5, 1998



                              LOGICA ACQUISITION CORP.



                              By: /s/ Corey Torrence
                                 ------------------------------------
                                 Name: Corey Torrence
                                 Title: President


                                 8 of 9 Pages
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                               INDEX TO EXHIBITS



Exhibit No.    Exhibit
-----------    -------

(a)(11)        Press Release issued by Logica plc on November 5, 1998.

(a)(12) Notice to Common Stockholders of Carnegie Group, Inc. dated November 5, 1998.

(a)(13)        Letter of Transmittal.


                                 9 of 9 Pages